KRAFT FOODS INC.

Authorization and Designation
to Sign and File
Section 16 Reporting Forms


The undersigned, a director and/or executive officer of Kraft Foods Inc., a Virginia corporation
(the "Company"), does hereby authorize and designate
Theodore L. Banks, Krista A. Endres, Terry M. Faulk,
Marc S. Firestone or Gerhard Pleuhs to sign and file on his or her behalf any and all Forms 3, 4, and 5 relating to equity securities of the Company with the Securities and Exchange Commission pursuant to the requirements of Section 16 of the Securities Exchange
Act of 1934 ("Section 16"). This authorization, unless earlier revoked in writing, shall be valid until the undersigned's reporting obligations under Section 16 with respect to equity securities of the Company shall cease. All prior such authorizations are hereby revoked.

IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation on this 15th day of December, 2003.

/s/ Betsy D. Holden